Exhibit 99.2

SPECTAIRE HOLDINGS INC.

2023 INCENTIVE AWARD PLAN

RESTRICTED STOCK Unit Grant Notice

Spectaire Holdings Inc., a Delaware corporation (the “Company”), has granted to the participant listed below (“Participant”) the Restricted Stock Units (the “RSUs”) described in this Restricted Stock Unit Grant Notice (this “Grant Notice”), subject to the terms and conditions of the Spectaire Holdings Inc. 2023 Incentive Award Plan (as amended from time to time, the “Plan”) and the Restricted Stock Unit Agreement attached hereto as Exhibit A and the addendum attached thereto (the “Addendum” and, together with the Grant Notice and the Restricted Stock Unit Agreement, the “Agreement”), all of which are incorporated into this Grant Notice by reference. Each RSU is hereby granted in tandem with a corresponding Dividend Equivalent, as further described in the Agreement. Capitalized terms not specifically defined in this Grant Notice or the Agreement have the meanings given to them in the Plan.

Participant:

Grant Date:

Number of RSUs:

Vesting Commencement Date:

Vesting Schedule:	[To be specified]

By accepting (whether in writing, electronically or otherwise) the RSUs, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

SPECTAIRE HOLDINGS INC.	PARTICIPANT

By:
Name:	[Participant Name]
Title:

RESTRICTED STOCK UNIT AGREEMENT

Capitalized terms not specifically defined in this Restricted Stock Unit Agreement and the addendum attached hereto (the “Addendum” and, together with the Grant Notice and this Restricted Stock Unit Agreement, the “Agreement”) shall have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.

Article I.
general

1.1  Award of RSUs. The Company has granted the RSUs to Participant effective as of the grant date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one Share, as set forth in this Agreement. Participant will have no right to the distribution of any Shares until the time (if ever) the RSUs have vested.

1.2  Dividend Equivalents. Each RSU granted hereunder is hereby granted in tandem with a corresponding Dividend Equivalent, which Dividend Equivalent shall remain outstanding from the Grant Date until the earlier of the payment or forfeiture of the RSU to which it corresponds. Each Dividend Equivalent shall entitle Participant to receive the equivalent value of any ordinary cash dividend declared by the Company on a single Share while such Dividend Equivalent is outstanding. The Company will establish a separate Dividend Equivalent bookkeeping account for each Dividend Equivalent (a “Dividend Equivalent Account”) and will credit the Dividend Equivalent Account (without interest) on the applicable dividend payment date with the amount of any such cash paid. Any Dividend Equivalents and any amounts that may become distributable in respect thereof shall be treated separately from the RSUs and the rights arising in connection therewith for purposes of Section 409A of the Code (including for purposes of the designation of the time and form of payments required by Section 409A of the Code).

1.3  Incorporation of Terms of Plan. The RSUs and Dividend Equivalents are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control, unless it is expressly specified in this Agreement that the specific provision of the Plan will not apply. If the Addendum applies to Participant, in the event of a conflict between the terms of this Agreement or the Plan and the provisions in the Addendum, the terms and conditions in the Addendum shall control.

1.4  Unsecured Promise. The RSUs and Dividend Equivalents will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.

1.5 Restrictive Covenants. In consideration of the grant of the RSUs and Dividend Equivalents hereunder, and further as a material inducement for the Company to enter into this Agreement with Participant and to grant Participant the RSUs and Dividend Equivalents, Participant hereby acknowledges and agrees that Participant shall continue to comply with any restrictive covenants to which Participant is bound pursuant to any written agreement with the Company or any of its Subsidiaries (including, if Participant is a party to an employment agreement with the Company or any of its Subsidiaries, the restrictive covenants set forth in such employment agreement (if any)) (collectively, “Restrictive Covenants”).

Article II.
VESTING; forfeiture AND SETTLEMENT

2.1  Vesting; Forfeiture.

(a)  Subject to Section 2.1(b) below, the RSUs will vest according to the vesting schedule in the Grant Notice except that any fraction of an RSU that would otherwise be vested will be accumulated and will vest only when a whole RSU has accumulated. Dividend Equivalents (including any Dividend Equivalent Account balance) will vest upon the vesting of the RSUs to which the Dividend Equivalent (including the Dividend Equivalent Account) relates.

(b)  Except as otherwise provided in a written agreement between Participant and the Company or determined by the Administrator:

(i)  In the event of Participant’s Termination of Service for any reason (x) all unvested RSUs will immediately and automatically be cancelled and forfeited (after taking into consideration any accelerated vesting which may occur in connection with such Termination of Service, if any), and (y) Dividend Equivalents (including any Dividend Equivalent Account balance) will be forfeited upon the forfeiture of the RSUs with respect to which the Dividend Equivalent (including the Dividend Equivalent Account) relates.

(ii)  In the event that Participant breaches any Restrictive Covenant, then to the greatest extent permitted by Applicable Law, (x) all unvested RSUs will immediately and automatically be cancelled and forfeited, and (y) Dividend Equivalents (including any Dividend Equivalent Account balance) will be forfeited upon the forfeiture of the RSUs with respect to which the Dividend Equivalent (including the Dividend Equivalent Account) relates.

2.2  Settlement.

(a)  RSUs that vest will be paid in Shares and Dividend Equivalents (including any Dividend Equivalent Account balance) will be paid in cash, in any case, as soon as administratively practicable after vesting, but in no event later than sixty (60) days following the date on which the applicable RSU vests.

(b)  Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Law or an applicable provision of the Plan until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with U.S. Treasury Regulation Section 1.409A-2(b)(7)(ii)); provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A.

Article III.
TAXATION AND TAX WITHHOLDING

3.1  Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of the RSUs and Dividend Equivalents and the transactions contemplated by this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

3.2  Tax Withholding.

(a)  Participant acknowledges that, regardless of any action taken by the Company or, if different, the Subsidiary which employs Participant or to which Participant otherwise renders services, the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to Participant’s participation in the Plan and legally applicable or deemed applicable to Participant (“Tax-Related Items”) is and remains Participant’s responsibility and may exceed the amount (if any) actually withheld by the Company or the applicable Subsidiary. Participant further acknowledges that the Company and/or its Subsidiaries (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs or Dividend Equivalents, including, but not limited to, the grant, vesting or settlement of the RSUs or Dividend Equivalents, or the subsequent sale of Shares acquired pursuant to the settlement of any RSUs; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the RSUs or Dividend Equivalents to reduce or eliminate Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if Participant is subject to Tax-Related Items in more than one jurisdiction, Participant acknowledges that the Company and/or the applicable Subsidiary may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(b)  In this regard and unless the Administrator determines otherwise, Participant authorizes and agrees that the Company or its agent shall satisfy any applicable withholding obligations or rights with regard to all Tax-Related Items arising in connection with or relating to the RSUs by withholding in Shares to be issued upon settlement of the RSUs. The number of Shares which may be so withheld or surrendered shall be limited to the number of Shares which have a fair market value on the date of withholding no greater than the aggregate amount of such liabilities based on the maximum individual statutory withholding rates in Participant’s applicable jurisdictions for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such taxable income, in accordance with Section 9.5 of the Plan. The Company or a Subsidiary thereof shall satisfy any applicable withholding obligations or rights with respect to all Tax-Related Items arising in connection with or relating to the Dividend Equivalents by withholding from the amounts payable in respect of the Dividend Equivalents an amount equal to the withholding obligations for Tax-Related Items.

(c)  If the obligations for Tax-Related Items are satisfied by withholding Shares, for tax purposes, Participant will be deemed to have been issued the full number of Shares subject to the vested RSUs, notwithstanding that a number of the Shares is held back solely for the purpose of satisfying the withholding obligations for the Tax-Related Items.

(d)  The Company shall not be obligated to deliver any Shares to Participant or Participant’s legal representative unless and until Participant or Participant’s legal representative shall have paid or otherwise satisfied in full the amount of any withholding obligation for Tax-Related Items resulting from the RSUs, the Dividend Equivalents or the Shares subject to the RSUs.

Article IV.
other provisions

4.1  No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Participant’s participation in the Plan or Participant’s receipt, vesting or settlement of the RSUs, the Shares subject to the RSUs or the Dividend Equivalents or the sale of such Shares. Participant is hereby advised to consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan and the RSUs and Dividend Equivalents before accepting the RSUs and Dividend Equivalents or otherwise taking any action related to the RSUs and/or Dividend Equivalents or the Plan.

4.2  Nature of the Grant. By accepting the RSUs and Dividend Equivalents, Participant acknowledges and agrees that:

(a)  the Plan is established voluntarily by the Company, is wholly discretionary in nature and may be modified, amended, suspended, or terminated by the Company at any time, to the extent permitted by the Plan;

(b)  the grant of the RSUs and tandem Dividend Equivalents is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of restricted stock units or dividend equivalents, or benefits in lieu of restricted stock units or dividend equivalents, even if restricted stock units or dividend equivalents have been granted in the past;

(c)  all decisions with respect to future grants of restricted stock units and/or dividend equivalents or other grants, if any, will be at the sole discretion of the Company;

(d)  the RSUs and Dividend Equivalents and Participant’s participation in the Plan shall not create a right of employment or other service relationship with the Company or any of its Subsidiaries;

(e)  the RSUs and Dividend Equivalents and Participant’s participation in the Plan shall not be interpreted as forming or amending an employment or service contract with the Company or any Subsidiary thereof, and shall not interfere with the ability of the Company or any Subsidiary thereof, as applicable, to terminate Participant’s continued status as a Service Provider (if any);

(f)  Participant is voluntarily participating in the Plan;

(g)  the RSUs and Dividend Equivalents and any Shares acquired under the Plan, and the income from and value of the same, are not intended to replace any pension rights or compensation;

(h)  the RSUs and Dividend Equivalents and any Shares acquired under the Plan, and the income from and value of the same, are not part of normal or expected compensation for any purposes, including but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, holiday pay, pension or retirement or welfare benefits or similar payments;

(i)  the future value of the Shares underlying the RSUs is unknown, indeterminable, and cannot be predicted with certainty;

(j)  no claim or entitlement to compensation or damages shall arise from forfeiture of any portion of the RSUs and Dividend Equivalents resulting from Participant’s Termination of Service (for any reason whatsoever and regardless of whether or not later found to be invalid or in breach of Applicable Laws in the jurisdiction where Participant is providing service or the terms of Participant’s employment or other service agreement, if any), Participant’s breach of any Restrictive Covenants and/or the application of any recoupment, recovery, or clawback policy otherwise required by Applicable Laws;

(k)  unless otherwise agreed with the Company in writing, the RSUs, the Shares subject to the RSUs, and the Dividend Equivalents and the income from and value of the same, are not granted as consideration for, or in connection with, the service Participant may provide as a director of a Subsidiary or other affiliate;

(l)  unless otherwise provided in the Plan or by the Company in its discretion, the RSUs and Dividend Equivalents and the benefits evidenced by this Agreement do not create any entitlement to have the RSUs, the Dividend Equivalents and/or any such other benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares; and

(m)  neither the Company nor any Subsidiary thereof shall be liable for any foreign exchange rate fluctuation between Participant’s local currency and the U.S. dollar that may affect the value of the RSUs or Dividend Equivalents or of any amounts due to Participant pursuant to the vesting of the RSUs or Dividend Equivalents or the subsequent sale of any Shares acquired upon settlement of the RSUs.

4.3  Adjustments. Participant acknowledges that the RSUs, the Shares subject to the RSUs, and the Dividend Equivalents are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.

4.4  Clawback. The RSUs, the Dividend Equivalents and the Shares issuable pursuant to the RSUs shall be subject to the Company’s Policy for Recovery of Erroneously Awarded Compensation, as well as any other clawback or recoupment policy in effect on the Grant Date or that may be adopted or maintained by the Company following the Grant Date.

4.5  Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Chief Financial Officer at the Company’s principal office or the Chief Financial Officer’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the Designated Beneficiary) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, or comparable non-U.S. postal service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.

4.6  Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.7  Conformity to Securities Laws. Participant acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.8  Successors and Assigns. The Company may assign any of its rights under this Agreement to a single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

4.9  Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, this Agreement and the RSUs and Dividend Equivalents will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.10  Entire Agreement. The Plan and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.

4.11  Severability. If any portion of this Agreement or any action taken under this Agreement, in any case is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of this Agreement, and this Agreement will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

4.12  Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs, and rights no greater than the right to receive cash or the Shares as a general unsecured creditor with respect to the RSUs, as and when settled pursuant to the terms of this Agreement.

4.13  Not a Contract of Employment or Service. Nothing in the Plan or this Agreement (including the Addendum) confers upon Participant any right to continue in the employ or service of the Company or its Subsidiary or affiliate or interferes with or restricts in any way the rights of the Company and its Subsidiaries and affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without Cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary or affiliate and Participant.

4.14  Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.

4.15  Governing Law. This Agreement will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

4.16  Addendum. Notwithstanding any provisions in this Agreement, if Participant performs services for the Company outside of the United States, the RSUs and Dividend Equivalents shall be subject to any additional terms and conditions set forth in the Addendum to this Agreement for Participant’s country of residence. Moreover, if Participant relocates to one of the countries included in the Addendum, the additional terms and conditions for such country will apply to Participant, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Addendum constitutes part of this Agreement.

4.17  Notification. If the Addendum applies to Participant, Participant represents that Participant has knowledge of all the conditions and legal requirements of Participant’s participation in the Plan and entrance into this Agreement. Participant also represents that Participant has all the necessary authorizations and/or permits (in each case, as applicable) from the relevant foreign exchange and securities regulatory bodies for Participant to comply with the terms and conditions set forth in this Agreement.

4.18  Electronic Delivery and Participation. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

4.19  Insider Trading/Market Abuse Laws. Depending on Participant’s country or broker’s country, or the country in which the Shares are listed, Participant may be subject to insider trading restrictions and/or market abuse laws in applicable jurisdictions, which may affect Participant’s ability to accept, acquire, sell or attempt to sell, or otherwise dispose of the Shares, rights to Shares (e.g., the RSUs) or rights linked to the value of Shares, during such times as Participant is considered to have “inside information” regarding the Company (as defined by Applicable Laws). Local insider trading laws and regulations may prohibit the cancellation or amendment of orders Participant placed before possessing inside information. Furthermore, Participant may be prohibited from (i) disclosing insider information to any third party, including fellow Employees (other than on a “need to know” basis) and (ii) “tipping” third parties or causing them to otherwise buy or sell securities. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. Participant acknowledges that it is Participant’s responsibility to comply with any applicable restrictions, and Participant should speak to his or her personal advisor on this matter.

4.20  Foreign Asset/Account Reporting, Exchange Control and Tax Reporting. Participant may be subject to foreign asset/account, exchange control and/or tax reporting requirements as a result of the acquisition, holding and/or transfer of Shares or cash (including dividends and the proceeds arising from the sale of Shares) derived from his or her participation in the Plan in, to and/or from a brokerage/bank account or legal entity located outside Participant’s country. Applicable Laws may require that Participant report such accounts, assets, the balances therein, the value thereof and/or the transactions related thereto to the applicable authorities in such country. Participant also may be required to repatriate sale proceeds or other funds received as a result of Participant’s participation in the Plan to his or her country through a designated bank or broker within a certain time after receipt. Participant acknowledges that he or she is responsible for ensuring compliance with any applicable foreign asset/account, exchange control and tax reporting requirements and should consult his or her personal legal advisor on this matter.

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